Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated June 4, 2015, and the related Letter of Transmittal and Important Instructions and Information. The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which making or accepting the Offer would violate that state’s laws. In any state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Offeror’s behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of that state.

Notice of Offer to Purchase for Cash

by

THE LION FUND II, L.P.

of

Up to 575,000 Shares of Common Stock of Biglari Holdings Inc.

at a Purchase Price of $420.00 Per Share

The Lion Fund II, L.P., a Delaware limited partnership (the “Offeror”), invites stockholders of Biglari Holdings Inc. (the “Company”) to tender shares of the Company’s common stock, stated value $0.50 per share (the “Shares” or “Common Stock”), at a price of $420.00 per Share, net to the seller in cash, less the withholding of any applicable taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal and Important Instructions and Information (collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 1, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 6—Conditions of the Offer of the Offer to Purchase.

The Offer will expire at 11:59 P.M., New York City Time, on July 1, 2015, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”). We do not currently intend to include a subsequent offering period, although we reserve the right to do so.

To validly tender Shares, stockholders who own Shares that are registered in their names must properly complete and sign the Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to Computershare, in its capacity as the Depositary, at the appropriate address shown in the Important Instructions and Information prior to the Expiration Date.

Stockholders who hold Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and are not the holder of record on the Company’s books must contact their broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender their Shares. Stockholders holding their Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to Computershare in its capacity as the Depositary. The broker, dealer, commercial bank, trust company, custodian or other nominee holding such Shares must submit the Letter of Transmittal that pertains to such Shares to Computershare, in its capacity as the Depositary, on the stockholder’s behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority to so act must be submitted.

In accordance with rules promulgated by the Securities and Exchange Commission, the Offeror may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $17.4 million.

If more than 575,000 Shares are properly tendered and not properly withdrawn, the Offeror will purchase properly tendered Shares on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect and any Shares tendered by book-entry transfer will be credited to the account maintained with The Depository Trust Company (“DTC”) by the participant who delivered the Shares at our expense.

The Offeror reserves the right to extend the Offer at any time and for any reason, subject to applicable law. If the Offeror extends the Offer beyond 11:59 p.m., New York City Time, on July 1, 2015, the Offeror will inform Computershare of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City Time, on the business day after the day on which the Offer was scheduled to expire.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. After the Expiration Date, such tenders are irrevocable, except that they may be withdrawn anytime on or after July 31, 2015, if such tendered Shares have not been accepted for payment prior to that time. For withdrawal to be effective, a withdrawal letter must be sent by mail or overnight courier service and timely received by Computershare, in its capacity as the Depositary, at the appropriate address in the Important Instructions and Information. Any such withdrawal letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner in which the Letter of Transmittal was signed. Stockholders should allow sufficient time to ensure timely delivery of their withdrawal letter. If a stockholder chooses to use the U.S. Postal Service, they may consider using registered or certified priority mail with return receipt requested. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 3—Procedures for Tendering Shares of the Offer to Purchase at any time before the Expiration Date.

The Offeror will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Shares that are properly tendered and not properly withdrawn, only when, as and if the Company gives oral or written notice to Computershare, in its capacity as the Depositary and the Paying Agent, of the Offeror’s acceptance of tendered Shares for payment.

Generally, a sale of Shares pursuant to the Offer will constitute a sale or other disposition of the Shares for federal income tax purposes and will be a taxable transaction for these purposes. For a discussion of the federal income tax consequences of the sale of Shares pursuant to the Offer, see Section 12—Certain Federal Income Tax Consequences of the Offer to Purchase. Each stockholder is urged to consult its tax advisor regarding the tax consequences of tendering shares in the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Company’s Shares, including any custodian, brokers, dealers, commercial banks, trust companies and other nominees, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal and Important Instructions and Information contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The Offeror’s general partner, Biglari Capital Corp. has approved the Offer. None of the Offeror, Biglari Capital Corp., Computershare, in its capacity as depositary and paying agent, Okapi Partners LLC, in its capacity as information agent, nor Houlihan Lokey Capital, Inc., in its capacity as dealer manager, however, make any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which they may choose to tender their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to Okapi Partners LLC, the information agent for the Offer, by telephone toll free at (877) 629-6357. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Important Instructions and Information or other tender offer materials may be directed to Okapi Partners LLC, and such copies will be furnished as promptly as practicable at the Offeror’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 629-6357

Email: info@okapipartners.com

The Dealer Manager for the Offer is:

245 Park Avenue, 20th Floor

New York, New York 10167

(212) 331-8220

June 4, 2015